United States securities and exchange commission logo





                               March 11, 2021

       Sasha Kaplun
       Chief Executive Officer
       Madre Tierra Mining Ltd.
       1321 Blanshard Street, Suite 301
       Victoria, British Columbia, Canada V8W 0B6

                                                        Re: Madre Tierra Mining
Ltd.
                                                            Offering Statement
on Form 1-A
                                                            Filed February 12,
2021
                                                            File No. 024-11452

       Dear Mr. Kaplun:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A filed February 12, 2021

       Cover Page

   1. Please revise to clarify the exercise period for the warrants that are being offered as part of the units. For example,
you reference a 24-month exercise period on your cover page, and a 60-month exercise
period on page 38. Similarly, the form of warrant filed as Exhibit 3.2 references a date that
is eighteen months from the date of the certificate.
       Important Information About this Offering Circular, page 2

   2. We note your disclosure of a cautionary note to U.S. investors regarding reserve and resource estimates.
Please be advised that initial offerings for companies with a
                                                        December 31, 2020
fiscal year-end should rely on the mineral property disclosures that are required under
Items 1300 to 1305 of Regulation S-K. Please revise or remove this cautionary note or tell
us why you do not believe it is necessary to do so. You may
                                                        also refer to Item 8(b)
of Form 1-A and to the Answer to Question 155.03 of our
 Sasha Kaplun
FirstName  LastNameSasha
Madre Tierra Mining Ltd. Kaplun
Comapany
March      NameMadre Tierra Mining Ltd.
       11, 2021
March2 11, 2021 Page 2
Page
FirstName LastName
         Compliance and Disclosure Interpretations (C&DIs) for Regulation S-K, if you require further clarification regarding compliance dates. This C&DI may be located on our website at the following address:
https://www.sec.gov/divisions/corpfin/guidance/regs-
         kinterp.htm.
Plan of Distribution and Selling Security Holders, page 22

3. Please revise your disclosure to include the $8,000 FINRA corporate filing fee payable to
         FINRA pursuant to Section 4 of the Broker-Dealer Agreement entered into with Dalmore
         Group, LLC and filed as Exhibit 6.2.
Description of Property, page 27

4. Please revise your mineral property disclosure to include the following information pursuant to Item 1304(b) of Regulation S-K:

                the property location, accurate to within one mile, using an easily recognizable coordinate system.
                maps, with proper engineering detail (such as scale, orientation, and titles). Such maps must be legible on the page when printed.
                the conditions that must be met in order to retain the property.
                a brief description of the property geology.
                the total cost or book value of the property and its associated plant and equipment.
                a brief description of prior exploration work performed on the property.
                a brief description of any significant encumbrances to the property, including current and future permitting requirements and associated timelines, permit conditions, and violations and fines.
Directors, Executive Officers and Significant Employees, page 30

5. We note your disclosure regarding the business experience of directors Joel Freudman and
         Michael Chow. For each such director, please disclose the name and principal business of any corporation or other organization in which such occupations and employment were carried on.
Compensation of Directors and Executive Officers, page 34

6. We note that in the table on page 34 you have combined cash compensation with the value of shares issued for service. Please revise to clarify the amount of cash compensation paid to each officer in 2020. Refer to Item 11 of Part II of Form 1-A. Sasha Kaplun
FirstName  LastNameSasha
Madre Tierra Mining Ltd. Kaplun
Comapany
March      NameMadre Tierra Mining Ltd.
       11, 2021
March3 11, 2021 Page 3
Page
FirstName LastName
Securities Being Offered
Resale Restrictions, page 38

7. We note your disclosure regarding resale restrictions. Please revise to clarify the statutory hold period applicable to the units, common shares and warrants to be sold in this offering, as applicable. For example, clarify the duration of such hold period, and whether such hold period applies to U.S. investors.
Notes to Financial Statements for the period from incorporation on May 7, 2020 to June 30, 2020
1. Nature of operations and going concern, page F-7

8.       Please disclose the date of your fiscal year-end.
Exhibits

9.       Please file an English translation of the mining license filed as
Exhibit 6.1. In addition,
         please file the commercialization license referenced on page 4. See
Item 17(6) of Part III
         of Form 1-A.
General

10. Please revise your offering statement to clarify whether the offering proceeds will be deposited into an escrow account. In this regard, we note your disclosure on the cover page that there will be no escrow for the offering. However, the exhibit index to your
         offering statement includes a placeholder for an escrow agreement to be filed by amendment.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 Sasha Kaplun
Madre Tierra Mining Ltd.
March 11, 2021
Page 4

        You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Raj Rajan,
Staff Accountant, at (202) 551-3388 if you have questions regarding the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 for engineering related questions. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202)
551-3844 or, in her absence, Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



FirstName LastNameSasha Kaplun                             Sincerely,
Comapany NameMadre Tierra Mining Ltd.
                                                           Division of
Corporation Finance
March 11, 2021 Page 4                                      Office of Energy &
Transportation
FirstName LastName